GRIFFON CORPORATION
712 Fifth Avenue, 18th Floor
New York, New York 10019
(212) 957-5000
June 15, 2016
VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re:    Griffon Corporation
Registration Statement on Form S-4
(File No. 333-211962)

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) for Griffon Corporation (the “Company”) so that such Registration Statement will become effective as of 12:00 P.M. (New York time) on June 20, 2016, or as soon thereafter as practicable.
The Company hereby acknowledges that:
1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;
2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
GRIFFON CORPORATION

By:     /s/ SETH L. KAPLAN
Name: Seth L. Kaplan
Title: Senior Vice President